Filed Pursuant to Rule 424(b)(3)
Registration No. 333-84134

PROSPECTUS SUPPLEMENT

$500,000,000
INVITROGEN CORPORATION

2 1/4% Convertible Subordinated Notes due 2006
5,807,000 Shares of Common Stock Issuable on Conversion of the Notes

     This prospectus supplement (“Prospectus Supplement”) supplements our Prospectus dated March 11, 2002 (the “Prospectus”), as amended by prospectus supplements dated March 20, 2002, April 23, 2002, and June 14, 2002, and relates to our 2 1/4% Convertible Subordinated Notes due 2006, which are held by certain security holders who may offer for sale the notes and shares of our common stock into which the notes are convertible at any time, at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from this offering.

     This Prospectus Supplement should be read in conjunction with the Prospectus and this Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Capitalized Terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is July 15, 2002.

Selling Security Holders

Selling Security Holders

     We issued, and the initial purchasers sold, the notes offered by this Prospectus in a transaction exempt from the registration requirements of the Securities Act to persons whom the initial purchasers reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). The selling security holders (which term includes the initial purchasers’ transferees, pledges, donees or their successors) may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock issued upon conversion of the notes.

     The selling security holders table, as set forth in the Prospectus, is hereby amended (as amended, the “Amended Table”) by the addition or revisions set forth in the Amended Table below, including changes in the selling security holders and in the selling security holders’ principal amounts of notes. The Amended Table sets forth information, as of July 15, 2002, with respect to the selling security holders and the respective principal amounts of notes beneficially owned by each selling security holder that may be offered pursuant to this Prospectus. None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. We have included information in this Prospectus regarding the selling security holders based solely upon information that the selling security holders have provided to us in writing pursuant to a registration rights agreement dated December 11, 2001. Because the selling security holders may offer all or some portion of the notes or the common stock issuable upon conversion of the convertible notes pursuant to this Prospectus, we cannot estimate the amount of the notes or the common stock issuable upon conversion of the notes that the selling security holders will hold upon termination of any such sales. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their notes.

	Principal Amount of	Number of Shares of Common Stock
	Notes
	Beneficially Owned and	Beneficially		Owned After the
Name of Selling Security Holder	Offered Hereby(1)	Owned(1)(2)	Offered Hereby(1)	Offering

California Public Employees’ Retirement System	4,000,000	298,216	46,457	251,759
Salomon Brothers Asset Management, Inc.	45,300,000	526,132	526,132	0
TCW Group, Inc.	11,425,000	132,694	132,694	0

(1)	Information concerning the selling security holders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion of the notes offered hereby may increase or decrease.

(2)	Assumes a conversion price of $86.10 per share, and a cash payment in lieu of any fractional share interest.

     Information concerning other selling security holders will be set forth in prospectus supplements from time to time, if required. The above table assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.